March 18, 2025

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Northern Lights Fund Trust IV (the “Registrant”)
File Nos. 333-204808 and 811-23066

Dear Mr. Zapata:

On February 18, 2025, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with USA Mutuals All Seasons Fund and USA Mutuals Vice Fund (collectively, the “Funds”). In a telephone conversation on February 26, 2025, you provided comments to the Proxy Statement and a response letter was filed on March 13, 2025. On March 14, 2025, you provided additional comments on the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 4: In the background information for proposal 2, please clarify that the advisory fees currently held in escrow do not exceed the costs of USA Mutuals proving advisory services to each Fund over the relevant period.

Response: The Registrant added the following sentence at the end of the first paragraph under the “Background” heading of proposal 2.

The Adviser confirmed that the advisory fees currently held in escrow do not exceed the costs of the Adviser providing advisory services to each Fund over the relevant period.

Comment 5: In the proxy statement, please specify the effective date of the stock purchase agreement.

Response: The Registrant specified the effective date of the stock purchase agreement, February 1, 2025, throughout the proxy statement.

Zeynep.Kart@ThompsonHine.com Direct: 614.469.3215

Mr. Alberto Zapata

March 18, 2025

 Comment 6: In the proxy statement please clarify that Rule 15a-4 of the Investment Company Act of 1940 (the “1940 Act”) was an option, but the Funds were unable to comply with the requirements of the rule.

Response: The Registrant added the following disclosure throughout the proxy statement where applicable.

Although Rule 15a-4 of the 1940 Act was an option for the Board to obtain a temporary exemption provided to investment advisers, the rule was not available because the interim advisory agreement was not approved within 10 business days after the termination event due to the unforeseeable circumstances that led to the assignment of the Former Advisory Agreement. However, upon receiving the notice of the assignment, the Board acted promptly and followed the framework of Rule 15a-4 under the 1940 Act.

Comment 7: Please supplementally explain how the Funds, adviser and administrator plan to change the compliance procedures to ensure advisory services comply with Section 15 of the 1940 Act.

Response: The Board was notified of Mr. Sapio’s death on January 8, 2025, and acted promptly once the notice was provided in a manner consistent with Section 15 of the 1940 Act. The Registrant confirms that an advisory agreement between the Trust and an adviser includes a provision requiring the adviser to provide at least sixty days’ prior notice to the Board of any change in ownership of the adviser. Additionally, the quarterly compliance questionnaire completed by each adviser each quarter, includes a question regarding whether there has been or is anticipated to be a change in ownership structure of the adviser. Finally, for the initial approval of an advisory agreement, and each renewal thereafter, an adviser is required to complete a questionnaire for the Board’s review, which includes a reminder of the adviser’s duty to update the Board throughout the year if there is a material change in information provided in the questionnaire, including advance notice of any anticipated change of control of the adviser.

Going forward, the advisers, including USA Mutuals, will be reminded of their duty to provide advance notice of anticipated changes of control on an annual basis. Additionally, the appropriate officer of the Trust secretary will be responsible for following up and sending reminders to Fund counsel and advisers when notified of changes to the health of individuals that have a majority controlling interest of the adviser. The Registrant is committed to ensuring a similar incident does not happen again.

Mr. Alberto Zapata

March 18, 2025

If you have any questions, please call the undersigned at (614) 469-3215.

Very truly yours,

/s/ Zeynep Kart

Zeynep Kart

cc: Bibb Strench